Subject to Completion

Preliminary Pricing Supplement dated June 16, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates

due July     , 2018

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who wish to receive current income in the form of quarterly interest, where the amount of such interest depends on the amount by which the 30-year U.S. Dollar Constant Maturity Swap Rate exceeds the 10-year U.S. Dollar Constant Maturity Swap Rate as of the applicable interest determination date, as described in this pricing supplement.

•	100% principal protection on the maturity date or date of early redemption.

•	For any quarter for which interest shall be payable on the Notes, we will pay such interest on the day of January, April, July and October of each year, beginning in October 2008.

•	During the four initial quarterly interest periods, interest on the $1,000 principal amount per unit of the Notes will accrue at 9.00% per annum.

•

During each subsequent quarterly interest period beginning on July     , 2009, interest on the $1,000 principal amount per unit of the Notes will accrue at a rate per annum that will equal the amount by which the 30-year U.S. Dollar Constant Maturity Swap Rate exceeds the 10-year U.S. Dollar Constant Maturity Swap Rate on the applicable interest determination date, expressed as percentages, multiplied by 50. The interest payable on the Notes will be subject to a cap that will be between 8.00% and 16.00% per annum. The actual cap will be determined on the pricing date and set forth in the final pricing supplement. In no event will interest payable on the Notes be less than 0.00% per annum.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be July , 2008.*

Payment on the maturity date:

•

Unless earlier redeemed, for each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest.

Early redemption:

•

The Notes may be redeemed by us on any quarterly interest payment date on or after July     , 2009 upon at least five business days’ notice to the trustee. In the event we redeem the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount per unit plus any accrued and unpaid interest to but excluding the date of redemption.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$985	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

*	Depending on the date the Notes are priced for initial sale to the public, which may be in July or August 2008, the settlement date may occur in July or August 2008 and the maturity date may occur in July or August 2018 and the months in which Interest Payment Dates (as defined below) occur and the month when our right to early redemption will commence may also be adjusted.

Merrill Lynch & Co.

The date of this pricing supplement is July     , 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-10
THE 30-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE AND THE 10-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE	PS-13
UNITED STATES FEDERAL INCOME TAXATION	PS-16
ERISA CONSIDERATIONS	PS-21
USE OF PROCEEDS AND HEDGING	PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-22
EXPERTS	PS-22
INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Notes Linked to the 30-year/10-year U.S. Dollar Constant Maturity Swap Rates due July    , 2018 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in July 2018, unless redeemed by us at an earlier date. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August 2008, the settlement date may occur in July or August 2008 and the maturity date may occur in July or August 2018 and the months in which Interest Payment Dates (as defined below) occur and the month when our right to early redemption will commence may also be adjusted. Any references in this pricing supplement to the month in which the Pricing Date, settlement date, maturity date or Interest Payment Dates will occur is subject to change as specified above.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

Unless earlier redeemed, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including the original date of issuance of the Notes or from the most recent Interest Payment Date for which interest, if any, has been paid or provided for, to but excluding the next succeeding Interest Payment Date.

“Interest Payment Dates” for the Notes will be the          day of January, April, July and October of each year, commencing in October 2008, and will include the maturity date or the Early Redemption Date, as applicable.

From and including July    , 2008 to but excluding July    , 2009, interest on the Notes will accrue at 9.00% per annum.

During each subsequent quarterly interest period which begins on and including July    , 2009, interest will accrue at a rate per annum equal to:

(CMS30 – CMS10) × 50

subject to a cap that will be between 8.00% and 16.00% per annum and a floor of 0.00% per annum. The actual cap will be determined on the Pricing Date and set forth in the final pricing supplement.

“CMS30” equals the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3, at 11:00 a.m., New York City time, on the applicable Interest Determination Date.

“CMS10” equals the 10-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3, at 11:00 a.m., New York City time, on the applicable Interest Determination Date.

The “Interest Determination Date” for any quarterly interest period will be the second Business Day prior to the beginning of the applicable quarterly interest period.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Each quarterly interest period (other than the initial quarterly interest period from and including the original date of issuance of the Notes to but excluding October     , 2008) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

Examples:

Set forth below are three examples of interest calculations of the Notes, after the four initial quarterly interest periods, assuming a cap of 12.00%, the midpoint of the range of 8.00% and 16.00%.

Example 1—The hypothetical CMS30 is less than the hypothetical CMS10 on an Interest Determination Date:

Hypothetical CMS30: 4.84%

Hypothetical CMS10: 5.05%

(4.84% – 5.05%) × 50 = –10.50%

Interest = 0.00% per annum (interest cannot be less than 0.00%)

Example 2—The hypothetical CMS30 is greater than the hypothetical CMS10 on an Interest Determination Date:

Hypothetical CMS30: 5.06%

Hypothetical CMS10: 5.00%

(5.06% – 5.00%) × 50 = 3.00%

Interest = 3.00% per annum

Example 3—The hypothetical CMS30 is substantially greater than the hypothetical CMS10 on an Interest Determination Date:

Hypothetical CMS30: 5.09%

Hypothetical CMS10: 4.68%

(5.09% – 4.68%) × 50 = 20.50%

Interest = 12.00% per annum (interest cannot be greater than the cap)

How has CMS30 and CMS10 performed historically?

We have included a table and a graph showing the historical month-end spread between CMS30 and CMS10 from January 2003 through May 2008, in the section entitled “The 30-year U.S. Dollar Constant Maturity Swap Rate and the 10-year U.S. Dollar Constant Maturity Swap Rate”. We have provided this historical information to help you evaluate the behavior of the spread in various economic environments; however, past behavior of the spread is not necessarily indicative of how the spread will perform in the future.

How does the early redemption feature work?

The Notes may be redeemed by us on any Interest Payment Date commencing July    , 2009 upon at least five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice. In the event we redeem the Notes prior to the maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest to but excluding the Early Redemption Date.

For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption at the Option of ML&Co.” in this pricing supplement.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal     % per annum, compounded quarterly. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date or redemption.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the spread in U.S. dollar swap rates, and the expectations of the amount by which CMS30 will exceed CMS10. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you could receive less, and possibly significantly less than the $1,000 principal amount per unit of your Notes if sold before the maturity date.

In a situation where there had been no movement in U.S. dollar swap rates and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (“MLCS”), our subsidiary, will be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment after the first four quarters

The interest payable on the Notes during any quarterly interest period, except for the four initial quarterly periods, will depend on the amount by which CMS30 exceeds CMS10 as of the relevant Interest Determination Date. As a result, the possibility exists that you could receive little or no payment of interest on one or more of the Interest Payment Dates (except for the four initial Interest Payment Dates) during the term of the Notes. If CMS30 is constantly below or equal to CMS10 on each Interest Determination Date over the term of the Notes, your return on the Notes would be limited to the $1,000 principal amount per unit of the Notes plus the four initial quarterly fixed interest payments. Further, you will receive no interest payment for any given quarterly interest period if CMS30 is below or equal to CMS10 on the applicable Interest Determination Date even if CMS30 exceeds CMS10 during other days during such quarterly interest period.

Historically, the spread between CMS30 and CMS10 has at times been negative. A negative or zero spread between CMS30 and CMS10 on a certain Interest Determination Date would result in no interest payment for the applicable quarterly interest period. We have no control over a number of matters, including economic, financial and political events, which may affect the levels of CMS30 and CMS10, and whether CMS30 exceeds or not exceeds CMS10 at any given point. In recent years, the level of the spread between CMS30 and CMS10 has been variable and such variability may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future.

The Notes are subject to early redemption

We may redeem all, but not less than all, of the Notes on any Interest Payment Date on or after July     , 2009 upon at least five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice and you must be willing to have your Notes redeemed on the first possible Early Redemption Date. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes. Your Notes are more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

In the event that we redeem the Notes prior to the maturity date, you will receive only the $1,000 principal amount per unit for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. In the case of an early redemption you will not benefit from the fact that CMS30 is greater than CMS10 after the Early Redemption Date and prior to the original maturity date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar Constant Maturity Swap Rates

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in U.S. Dollar Constant Maturity Swap Rates, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to U.S. Dollar Constant Maturity Swap Rates may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar Constant Maturity Swap Rates from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. The price at which you could sell the Notes is also expected to be affected by our option to call all of the Notes on any Interest Payment Date on or after July     , 2009, which would effectively limit any returns a purchaser would otherwise realize in the absence of the call provision. This quoted price could be higher or lower than the $1,000 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the spread between CMS30 and CMS10 and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, the fact that the $1,000 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The spread between CMS30 and CMS10 is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount by which CMS30 exceeds CMS10 and expectations of the amount by which CMS30 will in the future exceed CMS10. In general, the value of the Notes will increase when the spread between CMS30 and CMS10 increases and the value of the Notes will decrease when the spread between CMS30 and CMS10 decreases.

Changes in the volatility of the spread between CMS30 and CMS10 are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the spread between CMS30 and CMS10 increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that the changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the spread between CMS30 and CMS10. This difference will reflect a “time premium” due to expectations concerning the spread between CMS30 and CMS10 during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the amount by which CMS30 exceeds CMS10 over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

MLCS, our subsidiary, is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of CMS30 and CMS10. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. Unless earlier redeemed, the Notes will mature on July     , 2018. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

We may redeem the Notes prior to the maturity date at the times described below. The Notes will not be subject to repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date (unless earlier redeemed), for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 principal amount per unit, plus any accrued and unpaid interest per unit (the “Redemption Amount”).

Interest

We will pay interest, if payable, in cash in arrears on each Interest Payment Date commencing with the first Interest Payment Date next succeeding the original date of issuance of the Notes to and including the maturity date or the Early Redemption Date, as applicable. Interest will accrue from and including the original date of issuance of the Notes, for the initial quarterly interest period, or the most recent Interest Payment Date, to but excluding the next succeeding Interest Payment Date. “Interest Payment Dates” for the Notes will be the     day of January, April, July and October of each year, commencing in October 2008, and will include the maturity date or the Early Redemption Date, as applicable.

From and including July     , 2008 to but excluding July     , 2009, interest on the Notes will accrue at 9.00% per annum.

During each subsequent quarterly interest period which begins on and including July     , 2009, interest will accrue at a rate per annum equal to:

(CMS30 – CMS10) × 50

subject to a cap that will be between 8.00% and 16.00% per annum and a floor of 0.00% per annum. The actual cap will be determined on the pricing date and set forth in the final pricing supplement.

“CMS30” equals the 30-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3, at 11:00 a.m., New York City time, on the applicable Interest Determination Date.

“CMS10” equals the 10-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX3, at 11:00 a.m., New York City time, on the applicable Interest Determination Date.

The “Interest Determination Date” for any quarterly interest period will be the second Business Day prior to the beginning of the applicable quarterly interest period.

If, on any Business Day, CMS30 and/or CMS10 are not quoted on Reuters page ISDAFIX3, or any page substituted therefor, then CMS30 and CMS10 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the Calculation Agent at approximately 11:00 a.m., New York City time, on that day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for floating U.S. dollar interest rate swap transaction with a term equal to 30 years or 10 years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on Reuters page LIBOR01 at 11:00 a.m., New York City time, with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the three banks chosen by the Calculation Agent to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant date will equal that one quotation. If no quotations are available, then CMS30 and CMS10 will be the rates the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant date.

Each quarterly interest period (other than the initial quarterly interest period from and including the original date of issuance of the Notes to but excluding October    , 2008) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the required payment of interest, Redemption Amount or Early Redemption Amount, as applicable, will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Early Redemption at the Option of ML&Co.

ML&Co., in its sole discretion, may redeem the Notes, in whole but not in part, on any Interest Payment Date beginning on July    , 2009, to but excluding the maturity date (the date on which the early redemption, if any, occurs being the “Early Redemption Date”) by giving notice to the trustee at least five scheduled Business Days prior to the Early Redemption Date. The holder of the Notes should expect to receive less than five Business Days’ notice. The notice to the trustee will specify the Early Redemption Date. The trustee will provide notice of the early redemption election to the registered holders of the Notes, specifying the Early Redemption Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive notice of the early redemption. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the early redemption option will be forwarded as more fully described in the accompanying general prospectus supplement under “Description of Debt Securities—Depositary”.

In the event ML&Co. redeems the Notes prior to the maturity date, the holder of the Notes will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest per unit to but excluding the Early Redemption Date (the “Early Redemption Amount”).

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each unit of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page FEDFUNDS1).

THE 30-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE AND

THE 10-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE

30-year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) and 10-year U.S. Dollar Constant Maturity Swap Rate (CMS10) are “constant maturity swap rates” that measure the fixed rate legs of a hypothetical fixed-rate-for-floating rate swap transaction, where the fixed rate payment stream is reset each period relative to a regularly available fixed maturity market rate and is exchangeable for a floating 3-month LIBOR based payment stream.

The following table and graph sets forth the historical month-end spread (expressed as a percentage) between CMS30 and CMS10 from January 2003 through May 2008. This data is not intended to be indicative of the future performance of the spread between CMS30 and CMS10 or what the value of or return on the Notes may be. Any historical upward or downward trend in the spread between CMS30 and CMS10 during any period set forth below is not an indication that such spread is more or less likely to increase or decrease in value at any time over the term of the Notes or that these represent what the spread would have been on any hypothetical Interest Determination Date.*

	2003	2004	2005	2006	2007	2008
Jan.	0.799	0.755	0.455	0.128	0.133	0.563
Feb.	0.882	0.805	0.395	0.013	0.142	0.618
Mar.	0.880	0.847	0.317	0.101	0.205	0.568
Apr.	0.804	0.627	0.358	0.150	0.218	0.446
May	0.931	0.606	0.353	0.131	0.162	0.407
Jun.	0.980	0.589	0.306	0.076	0.149
Jul.	0.793	0.615	0.242	0.103	0.185
Aug.	0.672	0.714	0.249	0.122	0.242
Sept.	0.852	0.673	0.238	0.137	0.248
Oct.	0.716	0.681	0.213	0.130	0.247
Nov.	0.738	0.609	0.197	0.136	0.313
Dec.	0.737	0.593	0.133	0.135	0.349

*	Further, investors in the Notes may not realize a return consistent with the historical data presented even if equally favorable historical spreads continue during the term of the Notes, since the Notes are callable. See “Risk Factors—The Notes are subject to early redemption” above.

Movements in CMS30 and CMS10 are imperfectly correlated to movements in the 30-year Treasury Rate and 10-year Treasury Rate, respectively. The first graph below reflects the correlation between the month-end CMS30 relative to the month-end 30-year Treasury Rate during the period from January 2003 through May 2008; the second graph reflects the correlation between the month-end CMS10 relative to the month-end 10-year Treasury Rate during the same period.

Interest payable on the Notes will be imperfectly correlated to the spread between long-term interest rates (as measured by the 30-year Treasury Rate) and short-term interest rates (as measured by the 10-year Treasury Rate). Although long-term interest rates directionally follow short-term interest rates, long-term interest rates tend to lag short-term interest rates in magnitude. Specifically, when short-term interest rates rise, the spread between 30-year Treasury Rate and 10-year Treasury Rate tends to narrow (curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (curve becomes steeper).

The spread between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby lowering the spread between CMS30 and CMS10. For example, monetary policy tightening by the Federal Reserve Bank through open market operations generates high nominal short-term interest rates initially, but, because of its anti-inflationary effects, these rates quickly fall back; since long-term rates embed expectations of this behavior of short-term rates, they rise by only a small amount. As a result, the spread between short-term interest rates and long-term interest rates declines when contractionary monetary policy shocks occur.

The spread between long-term interest rates and short term interest rates may narrow or become negative due to expectations of a recession or poor economic conditions. Expectations that a recession would be associated with falling interest rates may lead investors to shift from short-term Treasury notes to long-term Treasury notes, thereby raising the price (and lowering the yield) of long-term Treasury notes relative to short-term Treasury notes. Historically, the increase in rates from 1977 to 1981 was accompanied by a flattening and inversion of the yield curve (negative spread).

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, entities that are classified as partnerships, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the “CPDI Regulations”). Moreover, pursuant to the terms of the Notes, we and you will agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI Regulations. Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Note.

The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule of projected payments must produce the comparable yield. Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of estimates of the quarterly interest payments on the Notes and a payment on the maturity date of the principal amount thereof (together with the final scheduled quarterly interest payment). For purposes of illustrating the application of the CPDI Regulations to the Notes, ML&Co. has established a hypothetical estimated yield for the Notes equal to 6.20% per annum, compounded quarterly, as if the Notes had been issued on June 10, 2008 and were scheduled to mature on June 10, 2018. The actual comparable yield for the Notes will be determined by ML&Co. in connection with the issuance of the Notes and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual comparable yield and the actual schedule of projected payments will be set forth in the final pricing supplement made available in connection with sales of the Notes. Neither the actual schedule of projected payments nor the actual comparable yield are an estimate of what the actual yield or the actual amounts payable on the Notes will be. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporate_secretary@ml.com.

Hypothetical Table

The following table sets forth a hypothetical schedule of projected payments for the Notes (including hypothetical projected (i.e., estimated) quarterly interest payments on the Notes) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on June 10, 2008 and were scheduled to mature on June 10, 2018. The following table is for illustrative purposes only. The actual schedule of projected payments for the Notes (including the actual projected (i.e., estimated) quarterly interest payments on the Notes) will be determined by ML&Co. in connection with the issuance of the Notes and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual schedule of projected payments for the Notes (including the actual projected (i.e., estimated) quarterly interest payments on the Notes) will be set forth in the final pricing supplement delivered to you in connection with the initial sale of the Notes.

Interest Payment Date	Projected quarterly interest payments on the Notes and repayment of $1,000 principal amount per unit of the Notes on the hypothetical maturity date (per $1,000 principal amount per unit of the Notes)
September 10, 2008	$22.62
December 10, 2008	$22.38
March 10, 2009	$22.19
June 10, 2009	$22.68
September 10, 2009	$14.85
December 10, 2009	$14.69
March 10, 2010	$14.53
June 10, 2010	$14.85

September 10, 2010	$14.85
December 10, 2010	$14.69
March 10, 2011	$14.53
June 10, 2011	$14.85
September 10, 2011	$14.85
December 10, 2011	$14.69
March 10, 2012	$14.65
June 10, 2012	$14.81
September 10, 2012	$14.81
December 10, 2012	$14.65
March 10, 2013	$14.53
June 10, 2013	$14.85
September 10, 2013	$14.85
December 10, 2013	$14.69
March 10, 2014	$14.53
June 10, 2014	$14.85
September 10, 2014	$14.85
December 10, 2014	$14.69
March 10, 2015	$14.53
June 10, 2015	$14.85
September 10, 2015	$14.85
December 10, 2015	$14.69
March 10, 2016	$14.65
June 10, 2016	$14.81
September 10, 2016	$14.81
December 10, 2016	$14.65
March 10, 2017	$14.53
June 10, 2017	$14.85
September 10, 2017	$14.85
December 10, 2017	$14.69
March 10, 2018	$14.53
June 10, 2018	$1,014.85

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less that the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference, if any, between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for

a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-4
Calculation Agent	PS-6
Early Redemption Date	PS-11
Interest Payment Dates	PS-3
Interest Determination Date	PS-4
Notes	PS-1
Pricing Date	PS-3

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the 30-Year/10-Year U.S. Dollar Constant Maturity Swap Rates

due July     , 2018

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

July     , 2008